Exhibit 4.1

AMENDMENT TO

COMMON STOCK PURCHASE WARRANT

This Amendment to Common Stock Purchase Warrant (this “Amendment”) is entered into between MannKind Corporation (the “Company”) and CVI Investments, Inc. (“Holder”) as of December 22, 2019 and amends the terms of that certain Common Stock Purchase Warrant issued to the Holder by the Company on December 26, 2018 (the “Warrant”). Capitalized terms used and not otherwise defined herein have the meanings set forth in the Warrant.

RECITALS

WHEREAS, the Company and Holder desire to amend the terms of the Warrant as set forth herein; and

WHEREAS, pursuant to Section 5(l) of the Warrant, the Warrant may be modified or amended with the written consent of the Company and the Holder.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the terms and conditions set forth herein, the Company and Holder, intending to be legally bound, hereby agree as follows:

1. Exercise Price. Commencing immediately following the Company’s filing with Commission of a Current Report on Form 8-K disclosing this Amendment, and ending at 9:30 a.m. (New York City time) on December 23, 2019 (the “Modified Exercise Price Term”), the Exercise Price per share for 4,500,000 Warrant Shares will be equal to $1.311 but only with respect to a cash exercise under Section 2(a) of the Warrant (and not pursuant to the cashless exercise procedure specified in Section 2(c) of the Warrant). For the avoidance of doubt, (i) the Exercise Price for all but 4,500,000 Warrant Shares will remain at $1.60 per share, subject to adjustments pursuant to the terms of the Warrant, and (ii) with respect to any of such 4,500,000 Warrant Shares that are not purchased pursuant to Holder’s cash exercise of the Warrant under Section 2(a) of the Warrant during the Modified Exercise Price Term, the Exercise Price will revert to $1.60 per share as of the end of the Modified Exercise Price Term, subject to any further adjustments pursuant to the terms of the Warrant.

2. Termination Date. If and only if Holder purchases at least 4,500,000 Warrant Shares pursuant to a cash exercise of the Warrant under Section 2(a) of the Warrant prior to 5:00 p.m. (New York City time) on December 26, 2019, the Termination Date will be June 26, 2020.

3. Representations and Warranties

(a) Mutual Representations and Warranties. Each party hereto hereby makes the following representations and warranties to the other party hereto:

(i) It is duly organized and validly existing, in good standing under the laws of its jurisdiction of incorporation or organization.

(ii) (A) It has full power and authority to enter into this Amendment and to consummate the transactions contemplated hereby, and (B) the person who has executed this Amendment on its behalf is duly authorized to do so and thereby bind the party on whose behalf he or she is purporting to act.

(iii) This Amendment is its valid and binding agreement, enforceable against it in accordance with its terms.

(iv) Neither the execution and delivery of this Amendment, nor the consummation of the transactions contemplated hereby, will violate, result in a breach of any of the terms or provisions of, constitute a default (or any event that, with the giving of notice or the passage of time or both would constitute a default) under, accelerate any obligations under, or conflict with, (i) its charter, articles or certificate of incorporation, partnership agreement or bylaws (or other organizational documents), if applicable, or any agreement, indenture or other instrument to which it is a party or by which it or its properties are bound, (ii) any judgment, decree, order or award or any court, governmental body or arbitrator to which it is subject or (iii) any law, rule or regulation applicable to it.

(b) Representations, Warranties and Covenants of the Company. The Company hereby represents, warrants and covenants to the Holder that:

(i) The Warrant, as amended by the Modified Exercise Term, is duly authorized and is validly issued and free from all taxes, liens and charges created by the Company with respect to the issue thereof. As of the date hereof, the Company has duly authorized and reserved for issuance a number of shares of Common Stock which equals the number of Warrant Shares issuable upon exercise of the Warrant (the “Warrant Shares”). Upon exercise in accordance with the Warrants, the Warrant Shares will be validly issued, fully paid and nonassessable and free from all taxes, liens and charges created by the Company with respect to the issue thereof, with the holders being entitled to all rights accorded to a holder of Common Stock.

(ii) The Company is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court, governmental agency or any regulatory or self-regulatory agency or any other person, including, without limitation, any other security holders of the Company, in order for it to execute, deliver or perform any of its obligations under or contemplated by this Amendment. All consents, authorizations, orders, filings and registrations which the Company is required to obtain pursuant to the preceding sentence have been obtained or effected on or prior to the date hereof. The Company is not in violation of the listing requirements of the Trading Market and has no knowledge of any facts that would reasonably lead to delisting or suspension of the Common Stock in the foreseeable future.

(iii) The Company is current in its filings of all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the Securities Exchange Act of 1934, as amended.

(iv) The Company confirms that neither it nor any other person acting on its behalf has provided the Holder or their agent or counsel with any information that constitutes or could reasonably be expected to constitute material, nonpublic information. The Company understands and confirms that the Holder will rely on the foregoing representations in effecting transactions in securities of the Company. The Company is not aware of the occurrence of any significant events that would reasonably be likely to have a material negative impact on the Company’s business and operations or the ability of the Holder to sell any of the Warrant Shares.

4. Miscellaneous.

(a) Holder represents that it is the sole legal and beneficial owner of the Warrant.

(b) All questions concerning the construction, validity, enforcement and interpretation of this Amendment shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof.

(c) Except as expressly amended hereby, all terms of the Warrant shall remain unchanged and in full force and effect.

(d) This Amendment may be executed and delivered in counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same instrument. In the event that any signature to this Amendment is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

[Signature page follows]

IN WITNESS WHEREOF, each of the undersigned has caused this Amendment to Common Stock Purchase Warrant to be executed by its duly authorized representative.

COMPANY:

MannKind Corporation

By:	/s/ David Thomson
Name:	David Thomson, Ph.D., J.D.
Title:	General Counsel

HOLDER:

CVI Investments, Inc.
By: Heights Capital Management, Inc.,
Its authorized agent

By:	/s/ S. Brad Alles
Name:	S. Brad Alles
Title:	Investment Manager